Via Facsimile and U.S. Mail
Mail Stop 6010

September 20, 2005

Mr. Christopher G. Clement
Chief Executive Officer
Savient Pharmaceuticals, Inc.
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816

Re: Savient Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-Q for the quarter ended March 31, 2005
Filed May 10, 2005
File No. 000-15313

Dear Mr. Clement:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 36

Critical Accounting Policies and the Use of Estimates, page 37

Revenue Recognition, page 38

1.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure. Please disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts, promotional allowances, rebates, chargebacks, reimbursements relating to Medicaid and Medicare and other allowances) in your sales discussions, particularly for significant recent product launches. Your critical accounting policy should explain how you assess returns of new products, levels of inventory in the distribution channel, estimated shelf life, price changes for competitors and generics and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand) to assist you in such critical estimates.

	Please provide a rollforward of the estimate account for each significant revenue dilution item that shows the following: 1) beginning balance, 2) current provision related to sales made in current period, 3) current provision related to sales made in prior periods, 4) actual charges in current period related to sales made in current period, 5) actual returns in current period related to sales made in prior periods, 6) ending balance. If you are unable to provide the above-noted rollforwards, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true.

	Please provide, in disclosure-type format, for each type of significant dilution from revenue, the following information (preferably in tabular format) to accentuate management's review of significant dilution estimates:

	• The total amount (in sales dollars) by product in the distribution channel (i.e., at wholesalers) as of the balance sheet date, and disaggregated by period of original sale or shipment; also disclose how management gathered such information (e.g., internal projections? Third-party surveys? Confirmation from wholesalers?),
	• To what extent management used the above-noted distribution channel information to estimate potential exposure for each type of significant revenue dilution, and

- Discuss how product expiration and/or other relevant dilution reserve factors impacts the various dilution reserve estimates. Other factors might include estimated shelf life, price changes from competitors and generics and expected introductions of new products that may result in larger than expected returns of current products.

If applicable, provide in disclosure-type format, any shipments made to wholesalers wherein such shipments are as a result of incentives or in excess of the wholesaler's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Accounts Receivable, page 39

2.   We note the Allowance for doubtful accounts is not included in your Schedule II – Valuation and Qualifying Accounts, page 89. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure. Please include a roll-forward table of the amount of your reserve estimates for each period presented that shows the following: 1) beginning balance, 2) current provision related to factors in current period, 3) current provision related to factors occurring in prior periods 4) ending balance. If you are unable to provide the above-noted roll-forward, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true. Also include what the day's sales outstanding for each reporting period is along with a discussion of the significant changes.

Financial Statements – December 31, 2004

Note 1 – Organization and Summary of Significant Accounting Policies, page 60

j. Revenue recognition, page 63

3.   We note your significant adjustment here related to returns of Oxandrin. We also note other discussions in the document related to the potential generic competition for Oxandrin. Please explain to us how you monitored the inventory levels of this drug at the retail customer level. Include why you felt that no reserve was required until all of it started to be returned near the end of its expiration period. Please note that we may have additional comments in this area once the issues described in your Form 8-K filed August 15, 2005 are resolved.

Note 2 – Acquisitions and Investments, page 67

(b) Acquisition of Myelos Corporation, page 69

4.   We note that you recorded negative goodwill associated with this purchase to the
        extent that the value of your in-process research and development exceeded the
        purchase price paid. Please provide us your analysis with references to the
        specific paragraphs within the accounting literature upon which you relied that
        supports your accounting treatments both at the time of the acquisition and post
        adoption of FAS 141.

Note 8 – Commitments and Contingent Liabilities, page 73

e., page 74

5.   Please provide to us in disclosure format a discussion of the amounts that are
        being sought in each of the litigations described here.

Form 10-Q for the quarter ended March 31, 2005

Consolidated Statements of Cash Flows, page 4

6.   We note that you include all changes related to your assets and liabilities held for
        sale in "Cash Flows from Operating Activities." Please explain to us the
        appropriateness of this presentation given that the changes in those assets and
        liabilities may represent investing and financing activities.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant